Exhibit 99.1

GAMECORP LTD. (FORMERLY EIGER TECHNOLOGY, INC.)
AND SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2009
(EXPRESSED IN CANADIAN DOLLARS)

Unaudited, prepared by Management
(Stated in Canadian Dollars)

The unaudited interim consolidated financial statements of Gamecorp Ltd. (the “Company”) have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of the National Instrument 51-102 Continuous Disclosure Obligations.

CONTENTS

Consolidated Balance Sheets	3
Consolidated Statements of Operations	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6 - 27

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Balance Sheets

	March 31, 2009 (unaudited)	September 30, 2008 (audited)
ASSETS
Current
Cash and cash equivalents	$16,000	$-
Short term investments	-	15,000
Accounts receivable	5,000	57,000
Prepaid expenses and sundry assets	1,000	8,000
Notes receivable (note 4)	45,000	156,000
Total Current Assets	$67,000	$236,000
Equipment (note 6)	37,000	41,000
Advance to Corporation (note 7)	-	7,000
Investments (note 8)	1,688,000	1,976,000
Notes Receivable (note 4)	-	14,000
Due from Related Parties (note 9)	483,000	-
Assets of discontinued operations (note 5)	-	527,000
Total Long-Term Assets	2,208,000	2,565,000
Total Assets	$2,275,000	$2,801,000
LIABILITIES
Current
Bank indebtedness	$-	$30,000
Accounts payable and accrued charges	493,000	205,000
Due to related parties (note 9)	354,000	10,000
Notes payable (note 11)	552,000	605,000
Total Current Liabilities	1,399,000	850,000
		-
Total Liabilities	$1,399,000	$850,000
Commitments and Contingencies (note 13)

SHAREHOLDERS’ EQUITY
Share Capital (note 15)	45,285,000	44,286,000
Contributed Surplus (note 15c)	1,278,000	1,278,000
Unissued Share Liability (note 10)	-	800,000
Deficit	(45,587,000)	(44,600,000)
Accumulated Other Comprehensive Income	(100,000)	187,000
Total Shareholders’ Equity	876,000	1,951,000
Total Liabilities and Shareholders’ Equity	$2,275,000	$2,801,000

APPROVED ON BEHALF OF THE BOARD
“JOHN G. SIMMONDS” (Director)	“STEPHEN DULMAGE” (Director)

(The accompanying notes are an integral part of these consolidated financial statements.)

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Statements of Operations
For the three and six months ended March 31

	For the Three Months Ended March 31, 2009	For the Six Months Ended March 31, 2009	For the Three Months Ended March 31, 2008	For the Six Months Ended March 31, 2008
Revenues	$60,000	$120,000	$115,000	$152,000
Expenses
General and administrative	281,000	551,000	261,000	466,000
Amortization of property and equipment	2,000	4,000	3,000	5,000
Total Expenses	283,000	555,000	264,000	471,000
Loss from Operations	(223,000)	(435,000)	(149,000)	(319,000)
Other Income (Expenses)
Interest expense	(5,000)	(9,000)	-	-
Fair value adjustment to derivative financial instrument (note 12)	8,000	14,000	4,885,000	3,404,00
Gain on disposal of investments (note 9)	-	-	598,000	657,000
Equity share of loss of investee	(154,000)	(303,000)	(73,000)	(73,000)
Writedown of advance to corporation (note 7)	-	(5,000)	-	-
Foreign exchange gain	61,000	280,000	-	-
Total Other Income (Expenses)	(90,000)	(23,000)	5,410,000	3,988,000
Earnings (Loss) from Continuing Operations
before Income Taxes	(313,000)	(458,000)	5,261,000	3,669,000
Provision for income taxes	-	-	-	-
Earnings (Loss) from Continuing Operations	(313,000)	(458,000)	5,261,000	3,669,000
Earnings (Loss) from Discontinued Operations (no tax effect) (note 5)	(521,000)	(529,000)	2,000	7,000
Net Earnings (Loss)	(834,000)	(987,000)	5,263,000	3,676,000
Deficit – beginning of period	(44,753,000)	(44,600,000)	(49,015,000)	(47,428,000)
Deficit – end of period	$(45,587,000)	$(45,587,000)	$(43,752,000)	$(43,752,000)
Earnings Per Weighted Average Number of Shares Outstanding – Basic
Continuing Operations	$(0.063)	$(0.063)	$1.24	$0.867
Net Earnings	$(0.101)	$(0.136)	$1.24	$0.867
Weighted Average Number of Shares Outstanding – Basic	8,241,606	7,236,008	4,230,205	4,235,543

Other Comprehensive Income:
Net Earnings (Loss)	$(834,000)	$(987,000)	$5,263,000	$3,676,000
Add: Unrealized holding gain (loss) on marketable securities	(37,000)	(287,000)	5,000	-

Other Comprehensive Income (Loss)	$(871,000)	$(1,274,000)	$5,268,000	$3,676,000

(The accompanying notes are an integral part of these consolidated financial statements.)

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	For the Three Months Ended March 31, 2009	For the Six Months Ended March 31, 2009	For the Three Months Ended March 31, 2008	For the Six Months Ended March 31, 2008
Cash Flows from Operating Activities
Net earnings from continuing operations	$(313,000)	$(458,000)	$5,261,000	$3,669,000
Adjustments for:
Amortization of property and equipment	2,000	4,000	3,000	5,000
Share of equity loss	154,000	303,000	73,000	73,000
Foreign exchange gain	(61,000)	(280,000)	-	-
Write down of advance to corporation	-	5,000	-	-
Fair value adjustment on derivative financial instrument	(8,000)	(14,000)	(4,885,000)	(3,404,000)
Gain (loss) on disposal of investments	-	-	(598,000)	(657,000)
Changes in Non-Cash Working Capital:
Accounts receivable	(1,000)	52,000	(19,000)	(55,000)
Prepaid expenses and sundry assets	10,000	7,000	(7,000)	(8,000)
Accounts payables and accrued charges	240,000	288,000	(79,000)	(23,000)
Net funds provided by (used in) continuing operating activities	23,000	(93,000)	(251,000)	(400,000)
Net loss from discontinued operations	(521,000)	(529,000)	-	-
Adjustments for:
Assets and liabilities of discontinued operations	521,000	529,000	(250,000)	(452,000)
Cash Flows from Investing Activities:
Increase in investments	(1,000)	(23,000)	(485,000)	(586,000)
Increase (decrease) in advances to/from related parties, net	(98,000)	(139,000)	703,000	1,510,000
Proceeds from sale of investments	-	-	272,000	331,000
(Increase) decrease in note receivable	125,000	125,000	(448,000)	(411,000)
Net funds provided by (used in) investing activities	26,000	(37,000)	42,000	844,000
Cash Flows from Financing Activities:
Bank indebtedness	(9,000)	(30,000)	14,000	8,000
Proceeds on common stock issued	-	200,000	-	-
Repayment of notes payable	(39,000)	(39,000)	-	-
(Increase) decrease in short term investments	15,000	15,000	-	-
Net funds provided by (used in) financing activities	(33,000)	146,000	14,000	8,000
Net (Decrease) Increase in Cash	16,000	16,000	(445,000)	-
Cash – beginning of period	-	-	445,000	-
Cash – end of period	$16,000	$16,000	$-	$-
Supplemental information provided in note 20.

(The accompanying notes are an integral part of these consolidated financial statements.)

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

1.	Organization and Nature of Business

Gamecorp Ltd. (the "Company" or "Gamecorp") was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario. On May 28, 2008, the Company changed its name from Eiger Technology, Inc. to Gamecorp Ltd.  The Company is listed as an issuer on the CNSX and a foreign issuer on the NASD Over-the-Counter Bulletin Board.

The Company is an investment and merchant banking enterprise focused on the development of its investments. The Company’s current primary investments are in the Gaming and Technology sectors. InterAmerican Gaming, Inc. (“InterAmerican”) (formerly Racino Royale, Inc.), and Gate To Wire Solutions, Inc. (“Gate To Wire”) (formerly TrackPower, Inc.) are development stage enterprises involved in international gaming ventures. The Company has invested in Baymount Incorporated (“Baymount”), which is developing a gaming entertainment centre in Belleville, Ontario, and two portfolio non-core investments in Copernic Inc. (“Copernic”) and Gamtech International Inc. (“Gametech”). The Company has a legacy investment stake in Newlook Industries Corp. (“Newlook”), an enterprise with technology and telecommunications investments.

InterAmerican

InterAmerican is developing Latin American gaming opportunities through its subsidiaries InterAmerican Operations, Inc. and IAG Peru S.A.C.

As of March 31, 2009 the Company holds a 46.9% interest in InterAmerican. InterAmerican and the Company have certain common officers and directors.

Gate To Wire

Gate To Wire is being reorganized and will focus on distributing live horseracing signals in Latin America through a recently acquired license. On March 31, 2009, the Company holds a 16.9% ownership interest in Gate To Wire. Gate To Wire and the Company have certain common officers and directors.

Baymount

Baymount is redeveloping a horseracing and gaming facility in Canada and the Company holds a less than 1% ownership interest in Baymount. Baymount and the Company have a common director.

Newlook

Newlook has made investments in renewable energy and telecommunications. As at March 31, 2009 the Company held an 18.4% ownership interest in Newlook. Newlook and the Company have certain common officers and directors.

2.	Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles ("GAAP") and accounting principles generally accepted in the United States of America.

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $1,332,000 and an accumulated deficit of $45,587,000 as at March 31, 2009.  The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase management fees and interest income, and sustain profitable operations.  Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future share issuance and increased management fees to existing and future investees will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

3.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, except as noted in note 17, is consistent in all material respects with accounting principles generally accepted in the United States of America.  The principal accounting policies followed by the Company are as follows:

a)	Basis of Presentation

The accompanying consolidated financial statements include the accounts of Gamecorp and its subsidiaries are presented in Canadian dollars under the accrual method of accounting.  All significant intercompany transactions and balances have been eliminated upon consolidation.

The Company has the following subsidiaries:

Name of Corporation	% Ownership
Alexa Properties Inc.*	100%
ETIFF Holdings (BC) Ltd.*	100%
Club Connects Corp.*	100%
EigerNet Inc.*	58.4%
Applied Lighting Technologies Inc.*	75%
Energy Products International Ltd.*	75%
International Balast Corp.*	75%
Call Zone Canada Inc.*	100%
990422 Ontario Ltd.*	100%

* Inactive or holding company only

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

b)	Discontinued Operations

The Company has recognized the results of its investment in Newlook as discontinued operations. During fiscal 2007 the Company made a decision to dispose of its investment over time to focus on other gaming based opportunities.

c)	Short Term Investments

Short term investments are carried at the lower of cost or fair value and consist of guaranteed investment certificates.

d)	Equipment

Equipment is stated at cost.  Amortization, based on the estimated useful lives of the assets, is provided using the under noted annual rates and methods:

Furniture and fixtures	20%	Declining balance
Computer equipment	30%	Declining balance

e)	Investments

Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company's ability to exercise significant influence over the operating and financial policies of the investee.

Equity Investments

Equity investments are recorded at original cost and adjusted periodically to recognize the Company's proportionate share of the investees' net income or losses after the date of investment. When net losses from an equity accounted for investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for. The Company resumes accounting for the investment under the equity method when the entity subsequently reports net income and the Company's share of that net income exceeds the share of net losses not recognized during the period the equity method was suspended. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred. When an equity accounted for investee issues its own shares, the subsequent reduction in the Company's proportionate interest in the investee is reflected in income as a proportionate interest deemed dilution gain or proportionate interest loss on disposition.

Cost Investments

Investments are recorded at original cost and written down only when clear evidence that a decline in value, other than temporary, has occurred.

f)	Advertising Costs

The Company expenses advertising costs as incurred.

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

g)	Long-lived Asset Impairment

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed based on the carrying amount of a long-lived asset compared to the sum of the future undiscounted cash flows expected to result from the use and the eventual disposal of the asset.  An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.  No impairments have been recorded.

h)	Financial Risk Management

The Company has exposure to credit risk, foreign exchange risk and liquidity risk. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on the consolidated financial statements.

Credit Risk

The Company's financial assets that are exposed to credit risk consist primarily of accounts receivable and notes receivable. At March 31, 2009, the balance of accounts receivable was $5,000, the balance of notes receivable at cost was $47,000. Accounts receivable represent GST refunds, the collection of which has typically spanned abnormal periods of time. Notes receivable are secured by common shares of Newlook which had a fair value of $45,000 on March 31, 2009.

Foreign Exchange Risk

Foreign exchange risk arises from the extent of assets invested in U.S. dollars. The Company’s investment in Gate To Wire and InterAmerican are in U.S. dollars. At March 31, 2009, prior to equity loss pickups, the amount invested in InterAmerican at cost was US$984,000 and the amount invested in Gate To Wire at cost was US$430,000. A one cent change in the value of the U.S. dollar relative to the value of the Canadian dollar would result in a CAD$21,000 change in value of these investments. The Company monitors foreign exchange fluctuations and may execute hedges to counterbalance currency movements.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages liquidity risk by closely monitoring changing conditions in its investees, participating in the day to day management and by forecasting cash flows from operations and anticipated investing and financing activities.

The Company has recently been reorganized and moved in a new business direction. At March 31, 2009, there is doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and a $1,332,000 working capital deficit. The Company’s ability to improve the liquidity of its investees is important however, the development of future operations and the success of its investments is also dependant upon the investee’s ability to raise funds independently.

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

i)	Revenue Recognition

Operating revenues are recognized when they are earned, specifically, when services are provided, products are delivered to customers, persuasive evidence of an arrangement exists, amounts are fixed or determinable, and collectibility is reasonably assured. The Company's principal sources of revenue are management fees from investees and interest income from loans provided recognized on an accrual basis.

Revenues are recognized upon approval by regulatory authority as a result grant income is recognized subsequent to the race date; whereas, wagering revenues are recognized on the race  date.

j)	Income Taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

k)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings (loss) per share, according to the treasury stock method, assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted earnings (loss) per share calculation. The diluted earnings (loss) per share calculation assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings (loss) per share. Stock options and share purchase warrants outstanding are not included in the computation of diluted loss per share if their inclusion would be anti-dilutive.

l)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

m)	Stock Based Compensation

The Company accounts for stock based compensation which includes the issuance of options of equity instruments using the fair value method. The estimated fair value is amortized to expense over the period in which the related services are rendered, which is usually the vesting period of the options. All outstanding options are classified as contributed surplus within shareholders’ equity and carried at their fair value.

n)	Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into Canadian dollars at the foreign currency exchange rate in effect at each balance sheet date. Non-monetary items in foreign currencies are translated into Canadian dollars at historical rates of exchange except for those carried at market which are translated at the foreign currency exchange rate in effect at each balance sheet date. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the weighted average foreign current exchange rate for the year. Translation gains and losses are included in determining net earnings.

4.	Notes Receivable

	March 31, 2009	September 30, 2008
Former optionees	45,000	170,000
Total	45,000	170,000
Less : current portion	(45,000)	(156,000)
Long term	$-	$14,000

Former Optionees

On March 31, 2008, the Company sold 3,702,000 Newlook common shares to former optionees who had previously held an option to acquire the Newlook securities (note 5). The purchase price was $586,000 being the same price per share as the cancelled option exercise price. In payment, the third parties provided non-interest bearing promissory notes totaling $586,000 with varying repayment dates between March 8, 2009 and March 8, 2010. On March 31, 2009 there remained $47,000 outstanding under the notes receivable. The notes receivable are secured by 468,000 Newlook common shares which had a fair value of $117,000 on March 31, 2009. The Company has determined the fair value of the notes receivable at March 31, 2009 to be $45,000 and accordingly recorded a $2,000 gain to income during the three month period ended March 31, 2009. Year to date March 31, 2009 the Company has recorded a $3,000 gain to income associated with the notes receivable.

5.	Discontinued Operations

The Company regards its investment in Newlook as discontinued operations and has done so since fiscal 2007.

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

During fiscal 2008, options to acquire 1,970,000 Newlook shares were exercised in March 2008, for proceeds of $269,000 resulting in a gain of $189,000 being recorded. Also in March 2008, the optionees agreed to acquire 3,702,000 Newlook common shares formerly under option (note 4) and the Company agreed to pay a $0.30 cancellation fee on 4,178,000 options (note 11), which effectively cancelled all remaining options granted. The Company recorded a gain of $409,000 as a result of the disposal of 3,702,000 shares. The Company acquired a further 1,105,500 Newlook common shares for cash proceeds of $731,000.

The Company recorded $521,000 as its share of Newlook losses during the three month period ended March 31, 2009 ($529,000 for the six month period ended March 31, 2009) effectively writing down the Company’s investment to $nil.

On March 31, 2009, the Company held 5,473,500 Newlook common shares representing an 18.4% interest.

The operations of Newlook are presented in the consolidated financial statements as discontinued operations as follows:

	Three months ended March 31, 2009	Six months ended March 31, 2009	Three months ended March 31, 2008	Six months ended March 31, 2008
Share of loss of equity accounted investee	(521,000)	(529,000)	2,000	7,000
Income taxes	-	-	-	-
(Loss) from discontinued operations	(521,000)	(529,000)	2,000	7,000

Assets presented in the consolidated balance sheets include the following assets of discontinued operations:

	March 31, 2009	September 30, 2008
Current assets	$-	$-
Investments	-	527,000
Assets of discontinued operations	$-	$527,000

6.	Equipment

	Cost	Accumulated Amortization	March 31, 2009 Net Book Value	September 30, 2008 Net Book Value
Furniture and fixtures	$144,000	109,000	$35,000	$38,000
Computer equipment	5,000	3,000	2,000	3,000
	$149,000	112,000	$37,000	$41,000

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

7.	Advance to Corporation

	March 31, 2009	September 30, 2008

Advance to Lexatec VR Systems Inc.	$-	$7,000

The advance noted above is non-interest bearing, has no specific terms of repayment and is secured by a pledge of reciprocal shareholdings. During the six month period ended March 31, 2009 the Company recorded a $5,000 write down of the advance to the fair value of the security. The underlying security consisted of 23,190 shares of the Company’s common stock which were returned to the Company for cancellation in February 2009.

8.	Investments

a)	InterAmerican

The Company recorded $230,000 as its share of InterAmerican losses during the six month period ended March 31, 2009 ($110,000 during the three month period ended March 31, 2009).

On March 31, 2009, the Company held 30,662,600 InterAmerican common shares valued at $1,130,000, representing a 46.9% interest.

b)	Gate To Wire

Effective October 1, 2008, the Company changed from accounting for its investment in Gate To Wire from available-for-sale treatment to equity accounting.

During the six month period ended March 31, 2009, the Company acquired an additional 90,000 Gate To Wire common shares for cash payment totaling $11,000.

The Company also recorded $73,000 as its share of Gate To Wire losses during the month period ended March 31, 2009 ($44,000 during the three month period ended March 31, 2009).

On March 31, 2009, the Company held 4,690,000 Gate To Wire common shares valued at $498,000, representing a 16.9% interest.

c)	Baymount

The Company accounts for its investment in Baymount as an available-for-sale investment measured at fair value.  Unrealized gains or losses are recorded in accumulated other comprehensive income within shareholders’ equity.

The Company purchased 1,501,000 Baymount common shares representing a 1% ownership interest. The Company paid $150,000 in cash to acquire the shares. There are approximately 139,000,000 Baymount shares outstanding.  Management has determined that the fair value of

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

the Baymount investment was $53,000 at March 31, 2009 (a decrease of $22,000 since September 30, 2008) and accordingly has recorded a $98,000 unrealized loss in accumulated other comprehensive income.

d)	Copernic

The Company accounts for its investment in Copernic as an available-for-sale investment measured at fair value.  Unrealized gains or losses are recorded in accumulated other comprehensive income within shareholders’ equity.

The Company has 19,300 Copernic common shares representing a less than 1% ownership interest. The Company paid $4,000 in cash to acquire the shares. Management has determined that the fair value of the Copernic investment was $4,000 at March 31, 2009 and accordingly no adjustment has been made in the carrying value.

e)	Gametech

The Company accounts for its investment in Gametech as an available-for-sale investment measured at fair value.  Unrealized gains or losses are recorded in accumulated other comprehensive income within shareholders’ equity.

The Company has 2,300 Gametech common shares representing a less than 1% ownership interest. The Company paid $5,000 in cash to acquire the shares. Management has determined that the fair value of the Gametech investment was $3,000 at March 31, 2009 and accordingly has recorded a $2,000 unrealized loss in accumulated other comprehensive income.

f)	Investment activity during the six month period ended March 31, 2009 can be summarized as follows:
	Equity share of (loss)	Gains on disposal of shares	Carrying value	Other comprehensive (loss)
InterAmerican	$(230,000)	$-	$1,130,000	$-
Gate To Wire	(73,000)	-	498,000	-
Baymount	-	-	53,000	(98,000)
Copernic	-	-	4,000	-
Gametech	-	-	3,000	(2,000)
Total	$(303,000)	$-	$1,688,000	$(100,000)

9.	Due from/to Related Parties

Amounts due from related parties were as follows:

	March 31, 2009	September 30, 2008
InterAmerican	$273,000	$-
Gate To Wire	210,000	-
Total	$483,000	$-

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

Amounts due from related parties were unsecured and had no specific repayment dates. Interest accrued on the amounts from Newlook at Canada Revenue Agency’s prescribed annual interest rate plus 2% per annum. Amounts due from InterAmerican were non-interest bearing.

Amounts due to related parties are as follows:

	March 31, 2009	September 30, 2008
Newlook and subsidiaries	$354,000	$10,000

Amounts due to related parties bear interest at the Canadian Revenue Agency’s prescribed rate, are unsecured and have no specific repayment dates.

10.	Unissued Share Liability

During fiscal 2008, the Company received $560,000 in cash from investors under $0.25 per share common stock share subscriptions and agreed to issue common stock in lieu of a $240,000 promissory note. As of September 30, 2008, the private placement had not yet closed and accordingly the Company recorded a total of $800,000 unissued share liability. The Company was obligated to issue 3,200,000 common shares to settle this liability.

On November 10, 2008, the Company closed the private placement by issuing 4,000,000 common shares at $0.25 per share.

11.	Notes Payable

On March 31, 2008, the Company agreed to issue non-interest bearing promissory notes to certain former Newlook option holders totaling $1,253,000 representing a cancellation fee of $0.30 per option on 4,178,000 cancelled Newlook options (note 5). Pursuant to the terms of the note, the Company is obligated to pay $251,000 on the first day of the month for 5 consecutive months beginning May 1, 2008. The Company did not make payments as originally contemplated, however as of September 30, 2008, the Company reduced the promissory notes with cash payments totaling $398,000 and a credit of $240,000, to a note holder who agreed to subscribe for common shares. On March 31, 2009, the Company remains in default and $573,000 is unpaid under these promissory notes. At March 31, 2009, the fair value of the notes payable was $552,000 and accordingly the Company has recorded a net $11,000 gain in income during the current period.

12.	Derivative Financial Instrument

During fiscal 2007, the Company issued call options to third party investors to acquire 14,000,000 common shares of the Company’s investment in Newlook exercisable at $0.10 per share expiring in

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

tranches of 2,000,000 shares on each of March 18, 2007, September 18, 2007, March 18, 2008,
September 18, 2008, March 18, 2009, September 18, 2009 and March 18, 2010.

On September 28, 2007, the Company cancelled options to acquire 900,000 common shares issued in January 2007 and reissued the options to Wireless Age Communications, Inc., a majority owned subsidiary of Newlook at an exercise price of $0.40 per share.

Prior to the end of the 2007 fiscal year, 4,000,000 of the options were exercised and at September 30, 2007, options to purchase 10,000,000 Newlook common shares were outstanding.

The Company recognized a $1,481,000 adjustment to income during the three month period ended September 30, 2007 representing changes in fair value.

The estimated fair value of the options at September 30, 2007 was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	5.0%
Dividend yield	0%
Volatility factor of expected market price of Newlook’s shares	136.2%
Average expected option life (in years)	1.4
Weighted-average grant date fair value of options granted	$0.47

In March 2008, 1,970,000 options were exercised, 3,702,000 options were effectively cancelled by the sale of the underlying shares to the optionee (note 4) and 4,178,000 options were cancelled in exchange for a $0.30 fee per option (note 11). The derivative financial instrument was effectively cancelled and accordingly the Company recorded a gain in the statement of operations in 2008, representing the final adjustment or extinguishment of the derivative financial instrument.

13.	Commitments and Contingencies

There is a claim outstanding against the Company by a former employee for wrongful dismissal, alleged breach of contract, punitive and aggravated damages and costs. It is the Company's opinion that there is no merit to the claim of breach of contract, punitive or aggravated damages. Management believes that damages resulting from this claim would be immaterial, if any.

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

14.	Financial Instruments

The Company has classified its financial instruments as follows:

	March 31, 2009		September 30, 2008
	Carrying amount	Fair value	Carrying amount	Fair Value
Financial assets
Short term investments, held for trading measured at fair value	$-	$-	$15,000	$15,000
Accounts receivable, held-for trading measured at fair value	5,000	5,000	57,000	57,000
Notes receivable, held-for-trading measured at fair value	47,000	45,000	175,000	170,000
Due from related parties, loans and receivables measured at amortized cost	483,000	483,000	-	-
Investments, available-for-sale measured at fair value	159,000	60,000	624,000	810,000
Advance to corporation, held-for-trading measured at fair value	-	-	16,000	7,000
	$694,000	$593,000	$887,000	$1,059,000
Financial liabilities
Bank indebtedness, other financial liability measured at amortized cost	$-	$-	$30,000	$30,000
Accounts payable and accrued charges, other financial liability measured at amortized cost	491,000	491,000	205,000	205,000
Due to related parties, other financial liability measured at amortized cost	483,000	483,000	10,000	10,000
Notes payable, held-for-trading measured at fair value	573,000	552,000	615,000	605,000
	$1,547,000	$1,526,000	$860,000	$850,000

Held-for-trading assets and liabilities are carried at fair value. Loans and receivables assets and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest method. For accounts receivable, due from or to related parties, bank indebtedness, accounts payable and accrued charges and liabilities of discontinued operations, the carrying amounts approximate fair value because of the short maturity of these instruments. Notes receivable and payables which are non-interest bearing are carried at fair value.

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

Fair value adjustments to financial instruments are summarized as follows:

	March 31, 2009	March 31, 2008
Derivative financial instrument – note 12	$-	$3,404,000
Notes receivable – note 4	3,000	-
Notes payable – note 11	11,000	-
Total gain	$14,000	$3,404,000

15.	Share Capital

Authorized: 10,000,000 Common Shares without par value

On June 24, 2008, the Company completed a share consolidation on a one post-consolidation common share for ten pre-consolidation common shares.

On November 10, 2008, the Company closed a non-brokered private placement of $1,000,000 by issuing 4,000,000 common shares at $0.25 per share.

On February 9, 2009, Lexatec VR Systems Inc. returned to the Company 23,190 shares of the Company’s common stock for cancellation (note 7).

Issued:

	Six Months Ended March 31, 2009		Fiscal Year 2008
	No. of Shares	Amount	No. of Shares	Amount
Beginning of period	4,230,205	$44,397,000	42,430,174	$44,397,000
Issued in private placement	4,000,000	1,000,000	-	-
Reissued treasury shares	-	(22,000)	-	-
Cancelled prior to consolidation	-	-	(128,125)	-
Cancelled due to consolidation	-	-	(42,302,049)	-
Issued due to consolidation	6	-	4,230,205	-
Cancelled	(23,190)	(1,000)	-	-
End of period	8,207,015	45,374,000	4,230,205	44,397,000
Treasury shares	-	-	(4,112)	(22,000)
Warrants		(89,000)	-	(89,000)
	8,207,015	$45,285,000	4,226,093	$44,286,000

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

a)	Stock Options

The Company awards unconditional stock options to employees, officers, directors and others at the recommendation of the Chief Executive Officer (“CEO”) under an incentive stock plan (the "Plan").  Options are granted at the fair market value of the shares on the day granted, and vest over various terms.  Compensation expense is recognized when options are issued.

Stock options outstanding on June 24, 2008 were adjusted for a common share consolidation based on one post-consolidation common share for each ten pre-consolidation common shares. Through the share consolidation 2,371,000 options with a weighted average exercise price (“WAEP”) price of $0.65 were cancelled and replaced by 237,100 with a WAEP of $6.46.

The following is a continuity schedule of outstanding options for the reporting periods.

	No. of Options	Qtr 2009 WAEP	No. of Options	Fiscal 2008 WAEP

Beginning of period	237,100	$6.46	2,791,000	$0.63
Expired	(119,600)	(9.02)	420,000	(0.55)
Cancelled	-	-	(2,371,000)	(0.65)
Issued	-	-	237,100	6.46

End of period	117,500	$4.00	237,100	$6.46

The total proceeds that would be generated upon exercise of all issued and outstanding options is approximately $470,000.

b)	Warrants

The Company issued warrants to acquire 10,710,000 common shares during fiscal 2007. The warrants were included in units issued of one common share and three purchase warrants.

Warrants outstanding on June 24, 2008 were adjusted for a common share consolidation based on one post-consolidation common share for each ten pre-consolidation common shares. Through the share consolidation, warrants to acquire 7,140,000 common shares with a WAEP of $0.63 were cancelled and replaced with 714,000 warrants with a WAEP of $6.25.

The following is a continuity schedule of outstanding warrants for the six month period ended March 31, 2009.

	No. of Warrants	WAEP
September 30, 2008	714,000	$6.25
Expired	-	-
March 31, 2009	714,000	$6.25

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

The following table summarizes purchase warrants information outstanding as at March 31, 2009.

No. Outstanding	Expiry Date	Exercisable Date	WAEP
357,000	May 7, 2009	May 7, 2008	5.00
357,000	May 7, 2010	May 7, 2009	7.50
714,000			$6.25

c)	Contributed Surplus

Contributed surplus opening balance consisted of stock-based compensation only and the closing balance represents stock-based compensation of $1,189,000 and $89,000 representing the fair value of warrants issued during fiscal 2007 as part of financing.

16.	Related Party Transactions

All transactions within the corporate group are in the normal course of business and are recorded at the exchange value agreed to by the related parties.  Inter-company transactions and balances are eliminated upon consolidation.

Service fees charged by directors, officers or corporations owned by management personnel during the six month period ended March 31, 2009 totaled $367,000 (2008 - $221,000).

Management fees earned from investees during the period totaled $120,000 (2008 - $nil) and interest income earned from investees during the current period was $nil (2008 - $152,000).

Included in accounts payable are payables to directors, officers or corporations owned by management personnel of $260,000 (Sep. 2008 - $105,000).

17.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from U.S. GAAP. There were no material differences between Canadian and U.S. GAAP.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” ("SFAS 141(R)"). This statement replaces SFAS No. 141, “Business Combinations” and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, “Accounting for Income Taxes”, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, “Goodwill and Other Intangible Assets”, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 141(R) could have on its consolidated financial statements.

In December 2007, FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 160(R) could have on its consolidated financial statements.

In February 2008, FASB issued FSP on SFAS No. 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP SFAS 140-3”).  The objective of this FSP is to provide guidance on accounting for a transfer of a financial asset and a repurchase financing.  This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” ("SFAS 140").  However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under SFAS No. 140.  FSP SFAS 140-3 is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within these fiscal years.  Earlier application is not permitted.  The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In February 2008, FASB issued FSP on American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 07-1-1, “Effective Date of AICPA Statement of Position
07-1” (“FSP SOP 07-1-1”).  FSP SOP 07-1-1 delays indefinitely the effective date of AICPA Statement of Position 07-1, “Clarification of the Scope of the Audit  and  Accounting  Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies'' ("SOP No. 07-1").  SOP No. 07-1 clarifies when an entity

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

may apply the provisions of the Guide.  Investment companies that are within the scope of the Guide report investments at fair value;  consolidation  or  use  of  the equity method for investments  is  generally  not  appropriate.  SOP No.  07-1 also addresses the retention of specialized investment company accounting by a parent company in consolidation or by an equity method investor.  The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In March 2008, FASB issued SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 161 could have on its consolidated financial statements.

In April 2008, FASB issued FSP SFAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP SFAS 142-3"). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other US GAAP. FSP SFAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. Early adoption is prohibited. The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In May, 2008, FASB issued FSP Accounting Principles Board ("APB") 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In May 2008, FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States (the GAAP hierarchy). SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In June 2008, FASB issued FSP EITF Issue 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”).  FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method described in paragraphs 60 and 61 of SFAS No. 128, “Earnings per Share”. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years.  The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In September 2008, FASB issued FSP SFAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" (“FSP SFAS 133-1 and FIN 45-4”).  FSP SFAS 133-1 and FIN 45-4 amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument.  FSP SFAS 133-1 and FIN 45-4 also amends FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, FSP SFAS 133-1 and FIN 45-4 clarifies the Board’s intent about the effective date of FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. FSP SFAS 133-1 and FIN 45-4 is effective for reporting periods (annual or interim) ending after November 15, 2008.  The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In October 2008, FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active"” (“FSP SFAS 157-3”).  FSP SFAS 157-3 clarifies the application of FASB Statement No. 157, “Fair Value Measurements”, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP SFAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued.  The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In December 2008, FASB issued FSP SFAS 140-4 and FIN 46 (R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP SFAS 140-4 and FIN 46 (R)”). FSP SFAS 140-4 and FIN 46 (R) amends FASB SFAS 140
“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB SFAS 46 (revised December 2003), “Consolidation of Variable Interest Entities”, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, this FSP requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special purpose entity (“SPE”) that holds a variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE. The disclosures required

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

by FSP SFAS 140-4 and FIN 46 (R)” are intended to provide greater transparency to financial statement users about a transferor’s continuing involvement with transferred financial assets and an enterprise’s involvement with variable interest entities and qualifying SPEs. FSP SFAS 140-4 and FIN 46 (R) is effective for reporting periods (annual or interim) ending after December 15, 2008. The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

18.	Changes in Accounting Policies

Effective September 1, 2007, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3855: Financial Instruments - Recognition and Measurement (“CICA 3855”). CICA 3855 establishes standards for recognizing and measuring financial instruments, including the accounting treatment for the changes in the fair value. As required by CICA 3855, and consistent with the accounting policy for the investments used to prepare the prior year’s consolidated financial statements, investments continue to be presented at fair value. As permitted by CICA 3855, the Company’s other financial assets and liabilities continue to be presented at amortized cost which approximates the adoption of CICA 3855. The adoption did not have an impact on the financial statements in the prior or current year.

On September 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes” which prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in the accounting policies, changes in accounting estimates and the correction of errors. The standard did not affect the Company’s consolidated financial position, results of operations or cash flows.

19.	Recent Accounting Pronouncements

In December 2006, the CICA issued CICA Handbook Section 1535, “Capital Disclosures”, requires that an entity disclose information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and  disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically September 1, 2008 for the Company. This standard will impact the Company’s disclosures but will not affect its consolidated financial position, results of operations or cash flows.

In December 2006, the CICA issued Handbook Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” replace Section 3861 “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward its presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments, including a sensitivity analysis for each type of market risk to which an entity is exposed, and how the Company manages those risks. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically September 1, 2008 for the Company. This standard will impact the Company’s disclosures but will not affect its consolidated financial position, results of operations or cash flows.

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

In March 2007, the CICA issued Handbook Section 3031, “Inventories”, which replaces the existing Handbook Section 3030, “Inventories”. This section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, with earlier application encouraged. The standard provides more guidance on the measurement and disclosure requirements for inventories. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In June 2007, the CICA issued Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008, specifically September 1, 2008 for the Company. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In November 2007, the CICA issued Handbook Section 3064 “Goodwill and Intangible Assets” which replaces CICA Handbook Section 3062 “Goodwill and Other Intangible Assets” has been issued and applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The objective of this new section is to reinforce the principle-based approach to recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition and clarify the application of the concept of matching revenues and expenses, such that the current practice of recognizing assets that do not meet the definition and recognition criteria is eliminated. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, will be adopted as Canadian GAAP effective January 1, 2011 and will require restatement of the comparative 2010 figures. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

20.	Supplemental Cash Flow Disclosure

During the six month periods ending March 31, 2009 and 2008, the Company had cash flows arising from interest and income taxes paid as follows:

	2009	2008
Interest paid	$9,000	$-

Income taxes paid	$-	$-

During the six month periods ending March 31, 2009 and 2008 the Company did not have any non-monetary transactions.

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

21.	Economic Dependence

A substantial portion of the Company's revenue is derived from management fees charged to investees. The following management fees are recorded in the consolidated financial statements:

	March 31, 2009	March 31, 2008
InterAmerican	$90,000	$-
Gate to Wire	30,000	-
	$120,000	$-

22.	Segmented Information

In 2009 and 2008 the Company operated in only one segment known as corporate. All assets and liabilities in these financial statements belong to Gamecorp.

23.	Comparative Figures

Interest income during the three and six month period ended March 31, 2008 has been reclassified as revenue in order to conform to the current year’s financial statement presentation. In addition, weighted average number of shares outstanding for the period ended March 31, 2008, have been restated to reflect the share consolidation (note 15).

24.	Subsequent Events

On January 9, 2009, operating subsidiaries (Wireless Age Communications Ltd. and Wireless Source Distribution Ltd.) of Newlook’s majority owned subsidiary Wireless Age Communications, Inc. were placed into receivership.

On April 15, 2009 the Company’s investee InterAmerican, entered into a letter of intent with Signature Gaming Management Peru, S.A.C. (“SGM”) to provide up to US$500,000 in project financing for the purpose of operating slot machines and conducting race and sports wagering at the Jockey Club of Arequipa (“JCA”) located in Arequipa, Peru. InterAmerican will receive a controlling interest in SGM. Pursuant to the letter of intent InterAmerican will be the exclusive provider of gaming equipment to the project and will receive certain management and incentive fees. SGM, a private entity formed to pursue gaming opportunities in Peru, has entered into certain agreements with the JCA, including management of the newly constructed Carro Colorado Racetrack and leasing space in the JCA-owned Social Club, located in the center of Arequipa.

On April 28, 2009 the receiver obtained court approval to sell the assets of Newlook’s indirect subsidiaries Wireless Communications and Wireless Source for approximately $7,400,000, subject to certain adjustments. The proceeds from the sale are in excess of the carrying value of the assets. The remaining proceeds after repayment of amounts owed to SaskTel are not sufficient to fully repay all remaining unsecured creditors.

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and six months ended March 31, 2009

On May 6, 2009 Newlook received regulatory approval for the acquisition of a biomass renewable energy project in Chapleau. The TSX Venture Exchange approved the acquisition of 86% of all the issued and outstanding shares of Sunbay Chapleau Corp. (“Sunbay Chapleau”). Sunbay Chapleau is the lead developer of a renewable energy project in Chapleau, Ontario. The biomass feedstock is to be comprised primarily of rail ties and forestry slash piles. The processed feedstock is to be subsequently transformed into synthetic gas and ash, through purification with a high-temperature, non-combustion thermal gasification process.